WESTERMAN BALL EDERER MILLER & SHARFSTEIN, LLP
170 Old Country Road - Suite 400
Mineola, New York 11501
(516) 622-9200

January 19, 2007

VIA EDGAR ELECTRONIC TRANSMISSION:

Jill S. Davis
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	New Generation Holdings, Inc.
File No. 0-24623
Annual Report on Form 10-KSB
for the fiscal year ended December 31, 2005, as amended
Filed November 30, 2006

Quarterly Report on Form 10-QSB
for the fiscal quarters ended March 31, 2006, June 30, 2006 and
September 30, 2006, as amended
Response Letter Dated January 8, 2007

File No. 0-24623

Plastinum Corp.
Amendment No. 2 to Registration Statement on Form 10-SB
Filed November 30, 2006
File No. 0-52128

Dear Ms. Davis:

On behalf of New Generation Holdings, Inc. ("NGH") and Plastinum Corp. ("Plastinum"), and in response to the Staff’s verbal comments given to us on January 5, 2007, in connection with the above referenced filings, we hereby submit our proposed responses to the Staff’s letter dated January 18, 2007.

Comment 1

We are filing today an amendment to the Company’s Form 10-KSB which incorporates our proposed changes and which are responsive to the Staff’s comments.

Comment 2

The requested disclosures have been made.

Comment 3

Revisions have been made to reflect the correct evaluation and determination dates.

Comment 4 (shown as 3)

We are filing today an amendment to Plastinum’s Form 10-SB which incorporates our proposed changes and which are responsive to the Staff’s comments.

*    *    *

On behalf of NGH and Plastinum (the “Companies”), we acknowledge that:

1)   The Companies are responsible for the adequacy and accuracy of the disclosures in their filings;

2)   Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to their filings; and

3)   The Companies may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Alan C. Ederer
Alan C. Ederer, Esq.